SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 27, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 27, 2008

TAM to Offer direct flight between Cabo Frio and Buenos Aires

Company will be the only one to offer direct flights on this route

São Paulo, June 27, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) will operate a direct weekly direct flight between the cities of Cabo Frio, in the state of Rio de Janeiro, and Buenos Aires, in Argentina, between July 5 and August 9. The new service will provide for the growing volume of passengers traveling from the capital of Argentina to the northern coast in the state of Rio de Janeiro during the high traffic season, stimulating tourism in that region.

The TAM flight service will be offered in the modern Airbus A320 aircraft, which has a capacity of up to 174 passengers. With the start of operations, TAM will be the only airline to offer direct flights on this route, connecting Cabo Frio to Buenos Aires without any stops.

The flight will depart from the Cabo Frio International Airport at 9:20 p.m. and arrive at the Ezeiza International Airport in Buenos Aires at 12:40 a.m.*. The return trip will depart from Buenos Aires at 5:00 p.m.*, and arrive in Cabo Frio at 8:00 p.m.

At present, the company operates 49 regular weekly flights to Buenos Aires, with departures from Belo Horizonte, Brasília, Florianópolis, Fortaleza, Porto Alegre, Rio de Janeiro, Salvador and São Paulo. The company also offers a daily flight connecting São Paulo to the city of Córdoba in Argentina, with a stop in Asunción, Paraguay.

To meet demand during the high traffic season, the company will be offering extra flights to Buenos Aires, with departures from Porto Seguro, Recife, Salvador, São Paulo and Rio de Janeiro, from June 19 to August 10.

The company will also offer direct flights from São Paulo to Bariloche in Argentina from July 3 to August 10. With the start of this service, TAM will be the only airline offering direct flights on this route.

* Brazil time

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed May 2008 with a 49.3% market share. The company flies to 42 destinations in Brazil. With business agreements signed with regional companies, it reaches 79 different destinations in the country. TAM's market share among Brazilian companies that operate international flights stood at 74.3% in May. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo and Punta del Este (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.